SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549

			  Schedule 13G

	    Under the Securities Exchange Act of 1934
		       (Amendment No. 1 )


		     Kenetech Corporation
			(Name of Issuer)

		  8.25% Convertible Preferred Stock
		 (Title of Class of Securities)

			   488878307
			 (CUSIP Number)

1.   Name of Reporting Person      Eaton Vance Management
				   #04-3101341

2.   Check the appropriate
     Box if a Member of a Group    Group Disclaims

3.   SEC use only


4.   Citizenship or
     Place of Organization         Boston, Massachusetts

5.   Sole Voting Power             206,000 shares

6.   Shared Voting Power            52,900 shares

7.   Sole Dispositive Power        206,000 shares

8.   Shared Dispositive Power       52,900 shares

9.   Aggregate Amount
     Beneficially Owned by
     Each Reporting Person         258,900 shares

10.  Check Box if Aggregate
     Amount in Row 9 Excludes
     Certain Shares

11.  Percentage of Class
     Represented By Amount
     in Row 9                      5.75%

12.  Type of Reporting
     Person                        Investment Adviser (IA)




			  Schedule 13G


Item 1(a)Name of Issuer:

   Kenetech Corporation

Item 1(b)Address of Issuer's Principal Executive Office:

   500 Sansome Street
   San Francisco, CA 94111

Item 2(a)Name of Person Filing:

   Eaton Vance Management

Item 2(b)Address of Principal Business Office of Person Filing:

   24 Federal Street, Boston, Massachusetts 02110

Item 2(c)Citizenship:

   Boston, Massachusetts

Item 2(d)Title of Class of Securities:

   8.25% Convertible Preferred Stock

Item 2(e)CUSIP Number

   488878307

Item 3  Eligibility to File Schedule 13G:

Eaton Vance Management is an investment adviser registered under
Section 203 of the Investment Adviser Act of 1940, and acts as investment adviser for a group of investment companies registered under Section 8 of the Investment Company Act of 1940 and a variety of private investment accounts.

Item 4  Ownership:

   (a)  As of December 31, 1994:

	1. Total Return Portfolio, a New York State Trust, beneficially owned 200,000 shares of the issuer's 8.25%
	Convertible Preferred Stock (or 4.44% of the 4,500,000 shares believed to be outstanding).

	2. Winslow Environmental Growth Fund beneficially owned
	5,000 shares of the issuer's 8.25% Convertible Preferred
	Stock (or 0.11% of the 4,500,000 shares believed to be outstanding).


	3. Winslow Environmental Balanced Fund beneficially owned
	1,000 shares of the issuer's 8.25% Convertible Preferred
	Stock (or 0.02% of the 4,500,000 shares believed to be outstanding).

	4. Various Private investment accounts, Pension and Profit sharing accounts beneficially owned 52,900 of the issuer's 8.25% Convertible Preferred Stock (or 1.18% of the
	4,500,000 shares believed to be outstanding).

	By virtue of new Rule 13d-3(a)(2) under the Securities Exchange Act of 1934, Eaton Vance Management, in its capacity as investment adviser may be deemed the "beneficial owner" of 258,900 shares of the issuer's 8.25% Convertible Preferred Stock (or 5.75% of the 4,500,000 shares believed to be outstanding), inasmuch as said investment adviser has investment power with respect to such shares.



   (b)  As of December 31, 1994:

	1. Total Return Portfolio, a New York State Trust, has the sole power to vote or to direct the vote of 200,000 shares of the issuer's 8.25% Convertible Preferred stock and the sole power to dispose, or direct the disposition of 200,000 shares of the issuer's 8.25% Convertible Preferred Stock, in its capacity as investment adviser.

	2. Winslow Environmental Growth Fund, has the sole power to vote or to direct the vote of 5,000 shares of the issuer's 8.25% Convertible Preferred stock and the sole power to dispose, or direct the disposition of 5,000 shares of the issuer's 8.25% Convertible Preferred Stock, in its capacity as investment adviser.

	   3. Winslow Environmental Balanced Fund, has the sole power to vote or to direct the vote of 1,000 shares of the issuer's 8.25% Convertible Preferred stock and the sole power to dispose, or direct the disposition of 1,000 shares of the issuer's 8.25% Convertible Preferred Stock, in its capacity as investment adviser.

	4. Eaton Vance Management has the shared power to vote or to direct the vote of 52,900 shares of the issuer's 8.25% Convertible Preferred stock and the shared power to dispose, or direct the disposition of 52,900 shares of the issuer's 8.25% Convertible Preferred Stock, in its capacity as investment adviser.

Item 5  Ownership of Five Percent of Less of a Class:

   Not Applicable


Item 6  Ownership of More than Five Percent on Behalf of Another
	Person:

   See Item 4 above.

Item 7  Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on by the Parent
	Holding Company:

   Not Applicable

Item 8  Identification and Classification of Members of the Group:

   Not Applicable

Item 9  Notice of Dissolution of Group:

   Not applicable

Item 10   Certification:

     See below

This is Amendment No. 1 to Schedule 13G dated as of August 3, 1994 of Eaton Vance Management.

All disclaimers set forth in the previous filings are incorporated herein by reference.


After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies that the information set forth in this Amendment is true, complete and correct.

				   EATON VANCE MANAGEMENT



January 31, 1995                   By: Douglas C. Miller
				       Assistant Vice President